UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[NO FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the transition period from              to

Commission file number 0-11337

A.	Full title of Plan and address of Plan, if different from that of the issuer named below:

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Foothill Independent Bancorp

510 South Grand Avenue,

Glendora, California 91741

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN

DECEMBER 31, 2003 AND 2000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Foothill Independent Bank

Partners in Your Future 401(k) Profit Sharing Plan

Glendora, California

We were engaged to audit the accompanying statements of net assets available for benefits of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements and schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ VAVRINEK, TRINE, DAY & CO., LLP

VAVRINEK, TRINE, DAY & CO., LLP

Rancho Cucamonga, California

June 9, 2005

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Investments at Fair Value
Shares of registered investment companies:
Foothill Independent Bancorp common stock*	$6,375,445	$6,483,172
Mutual funds	2,161,584	1,786,787
Common/collective trust	345,915	270,094
Interest bearing cash	9,689	—
Loans to participants	152,496	159,212

	9,045,129	8,699,265

Receivables
Employer’s contribution	10,124	9,936
Participants’ contribution	16,004	15,698

	26,128	25,634

Stock Liability Fund*	(40)	(125)

NET ASSETS AVAILABLE FOR BENEFITS	$9,071,217	$8,724,774

*	Non-Participant Directed

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

2004
Additions
Additions to net assets attributed to:
Net investment gain from common/collective trusts	$9,936
Net unrealized appreciation on fair value of instruments	203,501
Interest and dividends	761,107
Interest on participant loans	8,558
Other income	59,175

1,042,277

Contributions
Employer	307,093
Participant	525,290
Participants’ rollovers	19,597

851,980

Total Additions	1,894,257

Deductions
Deductions from net assets attributed to:
Realized loss on sale of investments	204,550
Benefits paid to participants	1,328,586
Trustee and participant loan fees	14,299
Miscellaneous	379

Total Deductions	1,547,814

Net Increase in Net Assets	346,443

Net Assets Available for Benefits
Beginning of Year	8,724,774

End of Year	$9,071,217

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Note #1 - Description of Plan

The following description of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

A. General

The Plan is a defined contribution plan covering employees of Foothill Independent Bank and its wholly owned subsidiary, Platinum Results, (FIB) who have completed six months of service. There is no age requirement. The Plan has a pre-tax salary reduction provision as defined under Section 401(k) of the Internal Revenue Code (the “IRC”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). FIB adopted the Plan effective January 1, 1994.

B. Contributions

Each year, FIB contributes to the Plan matching contributions equal to a discretionary percentage, to be determined by the Employer, of the participant’s salary reductions. Participants may contribute from one to one hundred percent of their annual wages, not to exceed a limit set by law. The limit for 2004 was $12,000. FIB’s matching contribution is in the form of Foothill Independent Bancorp common stock. Eligible employees may contribute amounts representing distributions from other qualified plans, as long as they meet the requirements for rollover.

C. Participant Accounts

Each participant’s Plan account is credited with the participant’s contribution and allocation of (a) the FIB contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D. Vesting

Participants are vested in FIB contributions according to the following schedule:

Years of Service	Percentage
1 Year	25%
2 Years	50%
3 Years	100%

Employee contributions, deferrals, and rollovers are immediately 100 percent vested. No vested benefit may be forfeited.

E. Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants with vested balances greater than $5,000 may elect to leave the balance with the Plan.

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Note #1 - Description of Plan, Continued

F. Loans to Participants

Any participant may apply for a loan of up to one-half of his or her vested account balance, with a minimum loan of $1,000 and a maximum of $50,000. Each such loan is secured by the account of the participant-borrower and are for a fixed term requiring regular payments. The loans are available to all participants and bear a reasonable rate of interest.

G. Forfeited Accounts

At December 31, 2004, forfeited non-vested accounts totaled $10,643. These accounts will be used to reduce future employer contributions.

Note #2 - Summary of Significant Accounting Policies

A. Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

B. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements and the reported amounts of additions, contributions, and deductions during the reporting period. Accordingly, actual results may differ from those estimates.

C. Valuation of Assets and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The net appreciation or deprecation in the fair value of each investment included interest, dividends, realized appreciation and depreciation, and unrealized appreciation and depreciation, less expenses. Any net unrealized appreciation or depreciation for the period is reflected in the Statement of Changes in Net Assets Available for Benefits. The Foothill Independent Bancorp common stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on the date received.

Payment of benefits is recorded when paid.

Participant loans are valued at their respective outstanding principal balances which the Plan administrator has estimated approximate fair value.

D. Tax Status

The trust established by the Plan to hold the Plan’s assets is qualified under Section 410(b) of the IRC. Accordingly, the Plan’s net investment income is exempt from income taxes. The Plan has received a favorable tax determination letter from the Internal Revenue Service and the Plan administrator believes that the Plan continues to qualify and operate as designed.

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Note #2 - Summary of Significant Accounting Policies, Continued

E. Administration of Plan Assets

Contributions made by FIB and its employees are held and managed by a trustee, which invests the cash, interest and dividends received in accordance with participants’ instructions. Distributions to participants are made by the trustee. The trustee also administers the payment of principal and interest on participant loans.

Certain administrative functions are performed by officers or employees of FIB. No such officer or employee receives any compensation from the Plan for such services. The administrative fees associated with the Plan are paid by FIB and not from the Plan assets.

F. Reclassifications

Certain prior year financial statement balances have been reclassified to conform to the current year presentation.

Note #3 - Investments

The following information included in the accompanying financial statements and supplemental schedule was obtained from information that has been prepared by the trustee, and represent fair values based upon quoted market prices at year end.

The following presents investments that represent five percent or more of the Plan’s net assets as of the dates indicated:

	2004	2003
Investments of 5% or more of plan assets
Foothill Independent Bancorp Common Stock	$6,375,445	$6,483,172
Oakmark Equity and Income II	722,529	609,599
Janus Adv Capital Appreciation	481,539	—
Investments of less than 5% of plan assets	1,313,120	1,447,282
Loans to participants	152,496	159,212

Total	$9,045,129	$8,699,265

Note #4 - Receivables

Receivables at December 31, 2004, consist of the following:

Contributions
Employer	$10,124
Participants	16,004

Total Receivables	$26,128

Receivables at December 31, 2003, consist of the following:

Contributions
Employer	$9,936
Participants	15,698

Total Receivables	$25,634

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Note #5 - Non-Distributed Benefits

The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid. At December 31, 2004 and 2003, there were $137,298 and $205,525 of benefits payable, respectively, to participants who had withdrawn from the Plan. Benefits payable to withdrawn participants are included in the total Net Assets Available for Benefits.

Note #6 - Termination of Plan

Although it has not expressed any intent to do so, FIB has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note #7 - Plan Amendment

The Plan obtained its latest determination letter on September 26, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note #8 - Non-Discrimination for Employee and Employer Contributions

The Plan, as required by the IRC, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferred contributions. Excess deferred contributions, which are refunded within two and one-half (2 1/2) months of the Plan year-end, are accrued as a liability to the Plan. Excess deferred contributions which are not refunded within two and one-half (2 1/2) months of the Plan year-end are recorded as a distribution in the Plan year in which the refund is paid. At December 31, 2004 and 2003, there were no excess deferred contributions.

Note #9 - Contingencies

The Plan’s discrimination testing has been completed for the year ended December 31, 2004. The purpose of this testing is to determine if the Plan is top-heavy and contributions may be returned to certain participants. Results of the Plan’s testing show no non-compliance of highly compensated employees and percentage of deferral. Therefore, no adjustments were accounted for in the current year.

FOOTHILL INDEPENDENT BANK

PARTNERS IN YOUR FUTURE

401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i

PLAN NO: 001        FEIN: 95-2789830

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	Foothill Independent Bancorp	Foothill Independent Bancorp Common Stock	$6,335,363	$6,375,445
*	Union Bank of California, N.A.	Stable Value	345,915	345,915
	PIMCO	PIMCO Real Return Bond A	347,052	340,412
	Oakmark	Oakmark Equity and Income II	629,482	722,529
	MFS	MFS Value A	40,024	48,452
	Dreyfus	Dreyfus S and P 500	112,287	125,722
	Janus Group	Janus Adv Capital Appreciation	373,685	481,539
	Franklin/Templeton	Franklin Flex Cap Growth A	39,285	48,263
	Strong Investment	Strong Adv Small Cap Value A	253,875	306,025
	Franklin/Templeton	Templeton Foreign A	29,689	36,352
	Ivy Science and Technology Fund	Ivy Science and Technology Y	41,715	52,290
		Interest-bearing Cash	9,689	9,689
*	Participant Loans	4.5% to 10.43% interest	—	152,496

			$8,558,061	$9,045,129

There were no transactions in excess of five percent of investment category.

*	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Date: July 28, 2005	By:	/s/ GEORGE E. LANGLEY
Trustee

Date: July 28, 2005	By:	/s/ CAROL ANN GRAF
Trustee

S-1

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

E-1